[LATHAM & WATKINS LLP LETTERHEAD]

August 20, 2007

VIA EDGAR and HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Jeffrey Riedler, Assistant Director

Gregory Belliston

Vanessa Robertson

Lisa Vanjoske

Re:	MAP Pharmaceuticals, Inc.

Amendment No. 2 to Registration Statement on Form S-1

File Number: 333-143823

Dear Mr. Belliston:

On behalf of MAP Pharmaceuticals, Inc. (the “Company” or “MAP”), we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1, which the Company initially filed with the Securities and Exchange Commission (the “Commission”) on June 18, 2007 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement (“Amendment No. 1”), filed with the Commission on July 30, 2007.

The Company has revised Amendment No. 1 to reflect the Company’s responses to the comments received by facsimile on August 3, 2007 from the staff of the Commission (the “Staff”). For ease of review, below each of the numbered comments of the Staff we have set forth each of the Company’s responses.

FORM S-1

Prospectus Summary, Page 1

1.	We note from pages 1, 49, 50 and 51 that you have announced positive results from phase 2 trials on UDB, and you anticipate initiating phase 3 trials in early 2008. Please revise these pages to discuss the steps you must complete prior to initiating phase 3 trials, and explain how the “early 2008” estimate is reasonable. Similarly revise pages 1, 2, 49, 50, and 54 regarding your statements that you anticipate initiating phase 3 trials on MAP0004 in early 2008.

Response: In response to the Staff’s comment, the Company respectfully submits that it has disclosed in the Registration Statement that it plans to initiate Phase 3 clinical programs for its UDB and MAP0004 product candidates in early 2008. These programs are subject to ongoing

August 20, 2007

discussions with the FDA. Prior to requesting effectiveness of the Registration Statement and based on feedback resulting from its ongoing discussions with the FDA, the Company will update the Registration Statement to discuss the steps it must complete prior to initiating Phase 3 clinical programs for its UDB and MAP0004 product candidates in early 2008, and how the early 2008 estimates are reasonable.

2.	Please tell us when you filed INDs for MAP0005 and MAP0001.

Response: In response to the Staff’s comment, the Company respectfully submits that it has not filed Investigational New Drug applications for its MAP0001 and MAP0005 product candidates because it has not conducted any clinical trials in the United States with respect to these product candidates. The Company conducted its clinical trial for MAP0001 in Australia in 2006, and plans to conduct its clinical trial for MAP0005 outside of the United States in 2007. The Company acknowledges that any subsequent clinical trials in the United States would be subject to Investigational New Drug applications with the FDA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Significant Judgments and Estimates, page 37

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value, page 38

3.	We note your response to comment one. Please note that paragraph 182.c. of the AICPA Practice Aid recommends that a company disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialists. Therefore, please revise your document to include the reasons that you provided to us in your response.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 38 of the Registration Statement.

4.	We note your response to comment two. It is still not clear why your volatility range is significantly lower than most other companies that have recently gone public. Please explain to us why you did not include any development stage companies and also clarify when the companies you did choose began commercialization of their products. In addition, please provide us with your analysis of the size of the industry peers and your analysis of the historical volatilities of these companies.

Response: In response to the Staff’s comment, the Company respectfully submits that in selecting industry peers pursuant to paragraphs A22 and A43 of Statement of Financial Accounting Standards No. 123(R) (“SFAS 123R”), it did include peers which are in stages of development comparable to the Company’s. Each of the four industry peers that the Company selected (the “Selected Industry Peers”) have product candidates in various phases of clinical development similar to the Company’s product candidates. While the Selected Industry Peers also have approved products, these products are subject to development and/or marketing collaborations, predominantly with large pharmaceutical companies. To date, the Selected Industry Peers have built little, if any, commercial sales and marketing infrastructure and are reliant on their pharmaceutical partners for the sales and marketing efforts for their approved products. As a result, the Selected Industry Peers are similar to the Company in their stage of development as biopharmaceutical companies.

In choosing the Selected Industry Peers, the Company focused primarily on companies in its industry with similar strategies and risk profiles. It identified companies that focus on the

August 20, 2007

delivery of drugs either through the pulmonary or nasal route of administration, and which focus on similar development pathways. In particular, the Selected Industry Peers have, in many instances, used their technologies to create new product candidates or products by improving existing drugs, instead of developing new chemical entities. The Company, which is developing its product candidates UDB and MAP0004 by applying its aerosol delivery and pharmacological profiling technology to base molecules which have already been approved by the Food and Drug Administration, is employing a similar strategy. Consequently, the Company believes that the development pathways and strategies of the Company and the Selected Industry Peers may be less risky than the development pathways and strategies of other biopharmaceutical companies and other companies which have recently completed initial public offerings (“IPO”). Because of this similarity in strategies and risk profiles, the Company believed that its volatility would be similar to that of the Selected Industry Peers.

Set forth below for the Staff’s reference is a table summarizing the Selected Industry Peers, the clinical trial phase of their product candidates and products, the year their products began to be commercialized, their size (as measured by market capitalization) and their historical volatilities:

Company Name	Clinical Trial Phase	Year Marketing Began	Market Capitalization[1]	Average Historical Volatilities[2]
Alkermes, Inc.	Phase I, II, III and marketed	1999	$1.77 billion	63%
Nastech Pharmaceutical Company Inc.	Phase I, II and marketed	1992	$370 million	55%
Nektar Therapeutics Inc.	Phase I, II, III and marketed	2001	$780 million	53%
SkyePharma PLC	Phase II, III and marketed	1992	$250 million	52%
MAP Pharmaceuticals, Inc.	Phase I, II, with plans to initiate additional Phase II, and Phase III	N/A	N/A	N/A

The Company acknowledges that the average market capitalization of the Selected Industry Peers is greater than the market capitalization of most companies recently completing IPOs in the Company’s industry. However, under SFAS 123R, the Company could not select companies

[1]	As of August 16, 2007.
[2]	Average historical volatility for period equal to the expected term of the Company’s options, of June 30, 2007.

August 20, 2007

which had recently completed an IPO as industry peers, because it had to select companies which had been public for a number of years at least equal to the expected term of the Company’s options.

The Company further acknowledges that its volatility range is lower than the volatility factor used by other companies which have recently gone public. In responding to the Staff’s comment, the Company considered the issuers in the 12 most recent biopharmaceuticals IPOs which raised more than $50MM (the “Recent IPO Issuers”). As indicated on the table set forth on Exhibit A, the range of volatility factors used by the Recent IPO Issuers is 50% to 87%, with the mean volatility factor being 69%.

As the Company has disclosed on page 40 of the Registration Statement, the Company used a range of volatility factors from 52% to 62% in calculating its stock-based compensation. These factors are within the range of the volatility factors used by the Recent IPO Issuers, albeit on the lower end of that range. However, the Company respectfully submits that the determination of stock-based compensation is a critical accounting policy which requires management to make estimates and assumptions that affect the amounts reported. These estimates require significant judgment that the Company believes are reasonable under the circumstances. The Company believed that it was similar to the Selected Industry Peers, particularly with respect to strategy, development pathway and risk profile, and could not have selected the Recent IPO Issuers as peers because they have not been public for a number of years at least equal to the expected term of the Company’s options. The Company evaluates this judgment and its other estimates and assumptions on an ongoing basis.

In connection with its ongoing evaluation of its estimates and assumptions relating to stock-based compensation, the Company notes that a hypothetical 10% increase in volatility would result in an increase to stock-based compensation of approximately $3,800 for the year ended December 31, 2006 and $17,000 for the six-month period ended June 30, 2007. The Company further notes that a sensitivity analysis applying a volatility range of 65-70% to all options granted indicates that stock-based compensation would have increased approximately $3,300-$6,700 for the year ended December 31, 2006 and $24,100-$35,600 for the six-month period ended June 30, 2007. Based on these sensitivity analyses, the Company respectfully submits that these types of increases in the volatility rate would not have a material impact on stock-based compensation.

In conclusion, the Company believed that the Selected Industry Peers are public companies similar to the Company pursuant to paragraph A22 and A43 of SFAS 123R, particularly with respect to strategy, development pathway and risk profile. While some companies which have recently completed IPOs in the Company’s industry might be as, or more, similar to the Company for purposes of analysis under SFAS 123R as the Selected Industry Peers are, the Company could not select those companies because they have not been public for a number of years at least equal to the expected term of the Company’s options. Finally, a hypothetical significant increase in the Company’s volatility factor would not have a material impact on stock-based compensation.

Note 7. Redeemable Convertible Preferred Stock, page F-20

5.	We note your response to comment five. Please clarify in the filing that the convertible preferred shares are conditionally redeemable.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-21 and F-22 of the Registration Statement.

August 20, 2007

* * *

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen
Patrick A. Pohlen of LATHAM & WATKINS LLP

cc:	Timothy S. Nelson, MAP Pharmaceuticals, Inc.

Christopher Y. Chai, MAP Pharmaceuticals, Inc.

Charlene A. Friedman, MAP Pharmaceuticals, Inc.

Tracy T. Lefteroff, PricewaterhouseCoopers LLP

Gregory N. Vlahos, PricewaterhouseCoopers LLP

Mark B. Weeks, Esq., Heller Ehrman LLP

Nora L. Gibson, Esq., Heller Ehrman LLP

Lora D. Blum, Esq., Heller Ehrman LLP

Exhibit A

Issuer	Issue Date	Amount Offered ($mm)	Volatility Listed in Final Prospectus
Jazz Pharmaceuticals, Inc.	05/31/07	$108.0	61.0%
Amicus Therapeutics, Inc.	05/30/07	75.0	78.8%
Sirtris Pharmaceuticals, Inc.	05/22/07	69.0	72.3%
Biodel Inc.	05/10/07	86.3	60.0%
Orexigen Therapeutics, Inc.	04/26/07	96.6	70.0%
Optimer Pharmaceuticals, Inc.	02/09/07	56.4	65.8%
Synta Pharmaceuticals Corp.	02/06/07	50.0	75.0%
Molecular Insight Pharmaceuticals, Inc.	02/02/07	70.0	65.8%
Affymax, Inc.	12/14/06	106.4	87.0%
Emergent BioSolutions Inc.	11/15/06	62.5	50.0%
Achillion Pharmaceuticals, Inc.	10/26/06	59.5	70.0%
Cadence Pharmaceuticals, Inc.	10/25/06	62.1	70.0%
	Mean		68.8%
	Median		70.0%